UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is the following communication:

•	Communication regarding Internal Frequently Asked Questions and Answers sent by O’Charley’s Inc. to employees of O’Charley’s Inc. on February 21, 2012.

II-1

O’Charley’s Inc.

Internal Frequently Asked Questions & Answers

February 21, 2012

Stock-Related/Stock Purchase Plan Questions

Can managers and team members sell stock purchased through the CHUX Ownership Plan (the “Plan”) now?

We are currently in an open trading window and hourly team members, restaurant managers, and Operations Directors are not subject to additional restrictions. Accounting exempt employees, Directors, and VPs are subject to pre-clearance through the Company’s compliance officer, Colin Daly.

Team members interested in selling stock that has been previously purchased through the Plan should contact Merrill Lynch at (877) 820-2489 or visit Merrill Lynch’s website at benefits.ml.com if they are interested in selling shares. Merrill Lynch can assist with potential transactions and confirm whether a team member is subject to insider trading restrictions.

Team members are encouraged to refer to the Insider Trading Compliance Policy, available on InfoCenter, before executing any transactions.

Could you please provide some additional guidance on the impact of the proposed merger on the CHUX Stock Ownership Plan (the “Plan”)

Each participant in the current purchase period of the Plan will continue to contribute to the Plan at the same rate such participant was contributing prior to the signing of the merger agreement (and based on the participant’s last election). If the tender offer is completed after March 31, 2012, then all amounts contributed to the Plan for the current period will be used to purchase O’Charley’s Inc. shares in accordance with the terms of the Plan on that date. Such shares will then be cashed out in the merger for $9.85 per share (minus applicable withholding tax). Employees’ contributions to the ESPP will be suspended on March 31, 2012 and no further contributions will be made.

If the tender offer is completed before March 31, 2012, then all amounts contributed to the Plan for the current period will be refunded.

Home Office Specific Questions

When do you believe there will be a discussion with myself and other team members regarding severance information?

As stated previously, we are unaware of any plans for downsizing or departure of team members. Because these questions have arisen, each member of the Executive Leadership Committee will be meeting individually with their home office team members over the coming weeks to discuss this matter.

Benefit Questions

Can you tell us what will happen to the money we have put into our FSA if we lose our job?

The IRS has not made any changes to the code governing Flexible Spending Accounts to make allowances for layoffs or other non-voluntary terminations. This means eligibility for reimbursement is still governed by the employment relationship. Once that relationship is terminated for any reason, participants cannot be reimbursed for expenses not incurred prior to the termination date. Our plan does allow for filing of claims incurred prior to termination as long as filing is done within 90 days of the termination date.

Important Additional Information

The tender offer for the outstanding common stock of the Company referred to in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of record of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of these materials may also be obtained from the Company’s website at www.ocharleysinc.com by clicking on the “Investor Relations” tab; by directing a request to O’Charley’s Inc., 3038 Sidco Drive, Nashville, Tennessee 37204, Attn: Investor Relations; or by calling R. Jeffrey Williams, the Company’s Chief Financial Officer, at (615) 782-8982.

Forward Looking Statements

These materials may contain forward-looking statements relating to the potential acquisition of O’Charley’s Inc. by Fidelity National Financial, Inc. These statements are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s shareholders will tender their stock in the offer; the possibility that competing offers will be made; the effects of disruptions from the transaction; the risk of shareholder litigation in connection with the transaction and any related significant costs of defense, indemnification and liability; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including the annual report on Form 10-K for the fiscal year ended December 26, 2010 and quarterly and current reports on Form 10-Q and 8-K, as well as the solicitation/recommendation statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.